24001277

ON

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-10438 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: First Manhattan Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

MAR 19 2024

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

399 Park Ave, 27th Fl
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Alvaro Spinola Pinto | 212-756-3232 | aspinola@firstmanhattan.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

| 733 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| | 274 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ALVARO SPINOLA PINTO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FIRST MANHATTAN SECURITIES LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LEONARD C BERMAN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02BE6426902
Qualified in NEW YORK County
Commission Expires 12/20/2025

Notary Public

Signature:

Title: CHIEF FINANCIAL OFFICER

SEC Mail Processing
MAR 19 2024
Washington, DC

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EISNERAMPER

**EisnerAmper LLP**
733 Third Avenue
New York, NY 10017
**T** 212.949.8700
**F** 212.891.4100
www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and Managing Members of
First Manhattan Securities LLC

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of First Manhattan Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2023.

EISNERAMPER LLP
New York, New York
February 27, 2024

"EisnerAmper" is the brand name under which EisnerAmper LLP and Eisner Advisory Group LLC and its subsidiary entities provide professional services. EisnerAmper LLP and Eisner Advisory Group LLC are independently owned firms that practice in an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable law, regulations and professional standards. EisnerAmper LLP is a licensed CPA firm that provides attest services, and Eisner Advisory Group LLC and its subsidiary entities provide tax and business consulting services. Eisner Advisory Group LLC and its subsidiary entities are not licensed CPA firms.

# First Manhattan Securities LLC

## Statement of Financial Condition

December 31, 2023
*($ in thousands)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 274 |
| Receivable from clearing broker, net | | 493 |
| Investments in marketable securities owned by the Company, at fair value (cost $4,875) | | 4,886 |
| Other assets | | 146 |
| **Total assets** | $ | 5,799 |
| | | |
| **Liabilities and Net worth** | | |
| | | |
| **Liabilities** | | |
| Accounts payable and other liabilities | $ | 220 |
| **Total liabilities** | | 220 |
| | | |
| **Net worth** | | 5,579 |
| | | |
| **Total liabilities and net worth** | $ | 5,799 |

*See accompanying notes*

*($ in thousands)*

## 1. Organization

First Manhattan Securities LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company. The Company has a fully disclosed clearing agreement with Pershing LLC ("Pershing") pursuant to which Pershing provides clearing and related functions. Under this arrangement, Pershing, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, the accounts of the Company and its customers.

Effective on January 1, 2023, the Company effected an internal reorganization to separate the legal entities of its broker dealer and investment advisory businesses, becoming a wholly owned subsidiary of FMC Group Holdings LP ("Parent") and the exclusive introducing broker of First Manhattan Co. LLC, its affiliated registered investment adviser. As part of the reorganization, the following assets and liabilities were transferred by the Company at their carrying value to Parent:

| | | |
|---|---|---|
| Cash & cash equivalents | $ | 4,458 |
| Investment advisory fee receivable | | 37,711 |
| Receivable from clearing broker | | 270 |
| Fixed assets, net | | 1,011 |
| Operating lease right of use asset | | 47,742 |
| Other assets | | 4,388 |
| Accounts payable and other liabilities | | (26,437) |
| Operating lease liability | | (49,155) |
| Net Assets transferred | $ | 19,988 |

## 2. Significant Accounting Policies

The Company's Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Committee ("ASC') and set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual balances could differ from these estimates.

**2. Significant Accounting Policies (cont.)**

Cash consists of cash in a bank, held at one financial institution which at times may exceed federally insured limits.

The Company records all transactions on a trade date basis. Investments owned are carried at fair market value, which generally is the last trade for listed securities, or the closing bid for over-the-counter securities.

**3. Receivable from Clearing Broker, Net**

Receivable from clearing broker, net represents cash maintained at Pershing, interest receivable, commissions and ticket charges earned as an introducing broker for customer transactions, net of clearing and related expenses.

The Company uses a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of its financial assets. The Company has concluded that there are currently no expected credit losses based on the nature of the financial assets held at Pershing.

**4. Regulatory Capital and Other Information**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2023, the Company had net capital, as defined, of $5,408, which exceeded the minimum net capital requirement by $5,158.

**5. Investments**

The Company measures its financial instruments in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), which defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy for the inputs used in valuation models and techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs

**5. Investments (cont.)**

(Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1 inputs are quoted prices occurring on an arm's length basis in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

The following table summarizes the valuation of the Company's investments within the fair value hierarchy levels at December 31, 2023:

| | Investments in Securities owned by the Company |
|---|---|
| Level 1 | $ 4,886 |
| | 4,886 |

The investments in securities owned by the Company, included in Level 1, represent U.S. Government securities.

**6. Indemnifications**

The Company has agreed to indemnify Pershing for losses that Pershing may sustain from customer accounts introduced by the Company. At December 31, 2023, these accounts were fully collateralized by securities of such customers, thereby reducing the associated risk. As such, the Company has not recorded an accrual for this contingency at December 31, 2023.

**7. Concentration of Credit Risk**

The Company is engaged in various trading, brokerage and custodial activities with brokers. In the event those brokers do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as deemed necessary, the credit standing of each broker.

*($ in thousands)*

**7. Concentration of Credit Risk (cont.)**

For the year ended December 31, 2023, a single broker cleared the majority of securities transactions.

**8. Related Parties**

The Company provides brokerage and related services to First Manhattan Co. LLC, an affiliated investment adviser. At December 31, 2023, the Company had been paid in full for these services.

The Company pays Pershing for trading costs pertaining to two affiliated entities and is reimbursed by such entities on a quarterly basis. At December 31, 2023, the balance receivable was $18.

Effective January 1, 2023, the Company executed a formal expense sharing agreement ("ESA") with Parent, relying on the SEC's Notice to Members 03-63. In accordance with the ESA, Parent has agreed to provide certain services to the Company, and to be responsible for the payment of any expenses incurred in the provision of such services. Parent has submitted a schedule of costs to the Company, as well as financials demonstrating that Parent has adequate resources, independent of the Company, to pay outstanding liabilities with regards to these services. At December 31, 2023, the Company had a payable to Parent of $110, which was presented under accounts payable and other liabilities.

**9. Taxes**

Following the Company's internal reorganization, the Company became a disregarded entity for tax purposes and therefore not liable for income tax in the jurisdiction in which the Company operates for federal or state income taxes. As a result, no provision for federal or state income taxes was made in the accompanying Statement of Financial Condition. The Company's Parent is subject to New York City Unincorporated Business Tax. The Company's proportionate share of its Parent's tax expense is covered under the expense sharing agreement (footnote 8).

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition and has not recognized any interest and penalties related to income taxes.

**10. Contingencies**

In the ordinary course of business, the Company may be subject to examinations by regulators. It is the opinion of the Company's management that the resolution of all known actions will not have a material effect on the Statement of Financial Condition of the Company.

**11. Subsequent Events**

The Company has evaluated subsequent events through the date of issuance of the financial statements and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.